UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Turtle Beach Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

900450206

(CUSIP Number)

TORO 18 HOLDINGS LLC

C/O ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 7, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

TORO 18 HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,223,307
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,223,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,223,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSON

IMMERSION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,223,307
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,223,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,223,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

CO

1	NAME OF REPORTING PERSON

WILLIAM C. MARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,223,307
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,223,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,223,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON

ERIC SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,223,307
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,223,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,223,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein and corrects the Reporting Persons’ beneficial ownership as previously reported.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Toro 18 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference. The aggregate purchase price of the 1,223,307 Shares directly beneficially owned by Toro 18 is approximately $9,616,714, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 7, 2023, Toro 18 delivered notice to the Issuer in accordance with the notice requirements of the Federal “Universal Proxy Rules” promulgated under Rule 14a-19(b), and in satisfaction of Rule 14a-19(a)(1), of the Securities Exchange Act of 1934, as amended, as to the names of Toro 18’s nominees for election to the Board at the 2023 Annual Meeting prior to the deadline of April 8, 2023. The nominees are Eric Singer, William C. Martin and Sean Madnani.

As previously disclosed, the Issuer has agreed to permit Toro 18 to deliver one or more supplements to the Nomination until April 15, 2023, to provide the full information concerning the Nomination and its nominees, as required under the Bylaws. The Reporting Persons intend to nominate director candidates for election to the Issuer’s Board at the 2023 Annual Meeting and otherwise comply with the advance notice disclosure requirements under the Issuer’s Bylaws by April 15, 2023.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,582,958 Shares outstanding, which is the total number of Shares outstanding as of February 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2023.

A.	Toro 18
(a)	As of the close of business on April 7, 2023, Toro 18 directly beneficially owned 1,223,307 Shares.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,223,307
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,223,307

(c)	The transactions in the Shares by Toro 18 since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
B.	Immersion
(a)	Immersion, as the sole member of Toro 18, may be deemed to beneficially own the 1,223,307 Shares owned by Toro 18.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,223,307
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,223,307

(c)	Immersion has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Toro 18 since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
C.	Mr. Martin
(a)	As the Chief Strategy Officer of Toro, Mr. Martin may be deemed to beneficially own the 1,223,307 Shares owned by Toro 18.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,223,307
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,223,307

(c)	Mr. Martin has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Toro 18 since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
D.	Mr. Singer
(a)	As President and Chief Executive Officer of Toro 18, Mr. Singer may be deemed to beneficially own the 1,223,307 Shares owned by Toro 18.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,223,307
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,223,307

(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Toro 18 since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Toro 18 previously sold short exchange-listed American-style put options referencing an aggregate of 100,000 Shares, which had an exercise price of $7.00 and expire on October 20, 2023. Toro 18 has subsequently purchased these put options prior to the expiration date to cover its short position, as set forth on Schedule B, which is incorporated herein by reference. Accordingly, Toro 18 no longer has any exposure to such put options.

Toro 18 previously sold short exchange-listed American-style put options referencing an aggregate of 500,000 Shares, which had an exercise price of $8.00 and expire on April 21, 2023. Toro 18 has subsequently purchased these put options prior to the expiration date to cover its short position, as set forth on Schedule B, which is incorporated herein by reference. Accordingly, Toro 18 no longer has any exposure to such put options.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2023

TORO 18 HOLDINGS LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	President and CEO

IMMERSION CORPORATION

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	President, CEO and Chairman

/s/ William C. Martin
WILLIAM C. MARTIN

/s/ Eric Singer
ERIC SINGER

SCHEDULE B

Transactions in Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

TORO 18 HOLDINGS LLC

Purchase of Common Stock[1]	50,000	10.7000	04/06/2023
Purchase of Common Stock[2]	100,000	10.4500	04/06/2023
Purchase of Common Stock	95,370	10.6720	04/06/2023

1 Represents Shares underlying American-style put options purchased to close a short position in the over-the-counter market with an expiration date of April 21, 2023.

2 Represents Shares underlying American-style put options purchased to close a short position in the over-the-counter market with an expiration date of October 20, 2023.